PITCH VIDEO   **INVESTOR PANEL**

CORVIDANE

Developing a novel, safe drug to prevent heart attacks, strokes, and liver transplants from NASH

corvidane.com   New York NY        Minority Founder   Biotech

Highlights

1   CEO designed trials for Vascepa®, which reduces heart attack and stroke risk for high triglycerides.

2   Awarded ~$700k from Dutch government to perform more studies on our drug Corvida™'s potential



Corvida™'s potential.


3 Results of Corvida™'s effect on LDLr-/- mouse and genes associated with atherosclerosis due in 2023


4 Funds raised will lead to PreIND meetings with the FDA to ensure acceptability of human trials.


5 Corvida™'s components are designated GRAS (Generally Regarded as Safe) by the FDA.


6 Corvida™ is protected by patents in the US and Japan and are owned by the company.


7 This is an opportunity to impact global health and potentially realize significant financial gains.

Our Team



Paresh Soni CEO

20+ years of executive pharmaceutical experience in Cardiovascular diseases and NASH that includes Amarin, Alexion, Pfizer and Albireo. Led the NDA submission and approval of Vascepa®, designed and launched the landmark REDUCE-IT study.



Damion Boyer Co-Founder / COO

6 years experience as CEO of Corvidane. Responsible for initiating Corvidane's NASH program and forging strategic alliances in the U.S. and Europe, which includes UMC Utrecht and resulted in a non-dilutive subsidy from the Dutch government.



Peggy (Berry) Durst VP of Regulatory



28 years of Regulatory experience that includes 5 years with Amarin. Developed and operationalized FDA Regulatory strategy for Vascepa®. Managed clinical trial submissions in the U.S., the EU and Canada.



Patrice BINAY VP of Chemistry and CMC

32 years of pharmaceutical Fine Chemistry experience. Synthesis and analytical characterization of Active Pharmaceutical Ingredients, Quality auditing, Industrial Transfer. Development of a new class of anti-inflammatory (H4 Receptor).



Menno Van Burken VP of Commercial Strategy

32 years of pharmaceutical experience that includes 17 years with Pfizer. Lead Cardiovascular and Metabolic therapeutic disease initiatives across R&D, Clinical Development, Medical Affairs, Regulatory and Commercial functions.



John Burke Co-Founder and Adviser

Inventor of Corvida™ with 46 years Chemical Engineering expertise



Bill Sasiela



John Burke

Pitch





Corvidane

A novel approach to treating
Cardiovascular and Liver diseases

July 18th, 2023

PROBLEM

Diseases of lipid metabolism + inflammation

 Atherosclerosis

Nonalcoholic Steatohepatitis

Healthy liver | NAFLD (fat accumulation) | NASH (fat + inflammation) | Fibrosis (scarring) | Cirrhosis (permanent damage)

The buildup of fats and cholesterol (i.e., plaque) in artery walls that, when accompanied by inflammation, obstructs blood flow.

A major factor in heart attacks and strokes, the leading causes of death globally.

An accumulation of excess liver fat accompanied by inflammation and cell damage, which can cause fibrosis and lead to cirrhosis and liver cancer.
NASH affects 5% of U.S. adults and is the leading cause of liver transplants in the U.S.

2

SOLUTION

A drug that can improve lipid metabolism, reduce inflammation and is safe.

Corvida™ contains two fatty acids: an Omega-7 and an Omega-9.
Both are Generally Recognized as Safe (GRAS) by the FDA.

 FDA
GRAS APPROVED

OMEGA-7
(palmitoleic acid)
• Associated with preventing
atherosclerosis and heart

OMEGA-9
(oleic acid)
• Associated with low blood





attacks.

- Improves metabolic function of the liver and associated with improved insulin sensitivity.

pressure

- Has beneficial effects on autoimmune and inflammatory diseases.



SOLUTION

Palmitoleic Acid (Omega-7)



Adipose Tissue
Total Lipid Content
Lipolysis
Glucose Uptake (GLUT4)
Glucose Oxidation
Macrophages
M1 M2
MCP-1, IL-6, TNF-α, IL-1β
mRNA NF-κB, TLR4 and HIF-1α
NF-κB translocation
Skeletal Muscle
Total Lipid Content
Glucose Uptake GLUT1,4
Glucose Oxidation
Glycogen Synthesis
Palmitoleic Acid
Cardiovascular system
Triglyceride
Total and LDL cholesterol
Inflammation
Apoptosis
Pancreas
Insulin Secretion
β cell Proliferation
Liver
Inflammation
Phospho NF-κB(p65)
Gluconeogenesis
No consistent data on NAFLD and DNL

Oleic Acid (Omega-9)



Cardiovascular system
Blood Pressure
Proinflammatory Cytokines & Coticosterone levels
✓ Balance Cytokine Production
Inflammation
Adhesion Molecules
Monocyte Adhesion
Oleic Acid
Liver
NF-kB Preventing Cellular Inflammatory Response
Nfr22 Including Cellular Oxidant Response
Autoimmune
Interleukin (IL-1)

SOLUTION

We selected Omega-7s and Omega-9s that improve lipid metabolism and have anti-inflammatory properties to maximize the health benefit via multiple pathways.



Fatty Acid	Omega	Size	Double Bonds
Palmitoleic	7	16 Carbon Atoms	1
Oleic	9	18 Carbon Atoms	1
EPA	3	20 Carbon Atoms	5
DHA	3	22 Carbon Atoms	6

Omega-7 and Omega-9 fatty acids are smaller and more capable of entering cells than Omega-3s.

Omega-7 and Omega-9 fatty acids have fewer double bonds (**Mono-unsaturated**) and are less easily oxidized or otherwise damaged.

⚠ Corvida™ is not an Omega-3 fatty acid drug, which is often used to reduce triglyceride levels in the body.

MARKETS

$30B (Peak)

ATHEROSCLEROSIS

Targeting at-risk population actively using cholesterol lowering (statin) therapies.



$27B (Est.)

NASH

Targeting NASH patients with or without Type 2 Diabetes.



UP TO 60% OF TYPE 2 DIABETICS HAVE NAFLD OR NASH.

6

COMPETITION

ATHEROSCLEROSIS

AMARIN

Vascepa®
(Icosapent Ethyl)

- Purified Eicosapentaenoic Acid (EPA), an omega-3 fatty acid, not Monounsaturated
- Originally approved to lower triglycerides
- Shows most potential of approved drugs to treat atherosclerosis (EVAPORATE study)
- Does not provide benefit in NASH

northsea
THERAPEUTICS

Icosabutate

NASH

- Modified Eicosapentaenoic Acid (EPA), an omega-3 fatty acid, not Monounsaturated
- Currently in Phase 2 human studies targeting NASH patients with F2-F3 fibrosis
- Reduces triglyceride levels, but may increase LDL cholesterol levels

7

M&A ACTIVITY

gsk

northsea
THERAPEUTICS

Corvida™:
SELL, LICENSE OR IPO

Reliant
PHARMACEUTICALS

GSK acquired Reliant Pharmaceuticals for

PRONOVA
BIOPHARMA

Northsea Therapeutics licensed Pronova's omega-3 compound (Icosabutate), raised ~

Pfizer



Promising fatty acid therapeutics have fueled significant business development activity:

[...] Pharmaceuticals for **$1.7B** for their omega-3 fatty acid drug Lovaza®

Astra Zeneca acquired Omthera for **$343M** for their omega-3 fatty acid drug Epanova®

€140M since 2017

Gilead combined Amarin's omega-3 fatty acid drug Vascepa® for inclusion in their NASH combo therapy trials

HLS Therapeutics Inc. Pfizer enters into promotional agreement with HLS Therapeutics for Vascepa® in Canada

AstraZeneca

Ωmthera Pharmaceuticals

AMARIN

GILEAD

8

Forward-looking projections are not guaranteed.

VALIDATION

Corvida™ studies have shown promising results

 Ability to treat Atherosclerosis and NASH simultaneously in the LDLr-/- mouse model (awaiting results)

 Reduction in Atherosclerotic Plaque in the ApoE-/- mouse model

 Improved metabolic processing of lipids in rodent model

 Effects on Atherogenic Lipids in Humans

 Effects on Atherogenic Lipids in ApoE3 mouse model

9

INTELLECTUAL PROPERTY

Intellectual Property

Patents to treat Atherosclerosis Issued:

 • The United States

 • Japan



INPI NACIONAL DA PROPRIEDADE INDUSTRIAL • Brazil

…w/ applications pending in The EU, China, India and Canada.

• NASH provisional application filed in the U.S.

10

TEAM

Dr. Paresh Soni, MD, PhD – CEO & Chief Medical Officer

An expert in **NASH** with 20+ years executive pharmaceutical experience, including **Amarin**, Alexion, Pfizer and Albireo. Led NDA approval of Vascepa®.



Damion J. Boyer – Co-Founder & COO

Former Corvidane CEO. Initiated Corvidane's NASH program and forged strategic alliances in Europe.



Patrice Binay, PhD – Vice President of Chemistry and Manufacturing

34 years of pharmaceutical fine chemistry experience.



Menno Van Burken, PharmD – Vice President of Commercial Strategy

33 years of pharmaceutical experience, including 17 years with Pfizer.



John M. Burke - Co-Founder and Inventor of Corvida™

47 years of Chemical Engineering experience.



11

OFFERING

RAISING $5M USD to Submit an Investigation New Drug (IND) Application

Funds will be used to cover:

- Toxicology Studies
- Manufacturing/CMC
- Legal/Patents, Accounting, Market Research, Personnel

Raised $360k USD with RegCF and €600k from TKI Subsidy for collaboration with UMC Utrecht

Health~Holland



Y1
Y2
Y3
Y4
Y5
$5M
Series A
Series B
FDA
FDA
UMCU Studies
Mfg. and CMC
PreIND Meetings
IND-Enabling Studies
IND Filing
Phase 1 Studies
Phase 2 Studies

12

Forward-looking projections cannot be guaranteed. Only $618k of the $5M will be solicited in

this Wefunder offering.



CONCLUSION

- Low valuation for early investors with potential for upside with 2 large indications

- Potential to treat millions of patients with common metabolic diseases

13

RESEARCH



Proof of Concept: Effects on Atherosclerosis in Rodents
The Cleveland Clinic

Mouse Atherosclerosis Progression Study

- Examined the effects Corvida™ (CCO) diet vs. Western Diet in ApoE-/- mice; a well- established model for atherosclerotic progression
- Corvida™ diet replaced 20% standard Western diet fat with Corvida™:
  - Increased HDL cholesterol by 77% compared to the control group
  - Reduced triglycerides by 11% compared to control group
  - Produced significant reductions in atherosclerosis
    - Effect on atherosclerosis versus atherogenic lipid suggests beneficial effects beyond lipids

Table 2.	Aortic sinus lesion size (mm^2)	
	Control	Treatment
Corvida™	0.33 ± 0.09	0.18 ± 0.07**

Table 3.	Aortic lesion (%)	
	Control	Treatment
Corvida™	9.63 ± 2.8	3.17 ± 1.6**
†Rosuvastatin (20mg/kg/day[2]	21.9 ± 2.9	11.9 ± 1.9*

Compared to the Control group, *$P<0.05$, **$P<0.001$

†Enomoto S, Sata M, Fukuda D, et al., "Rosuvastatin prevents endothelial cell death and reduces atherosclerotic lesion formation in ApoE-deficient mice.", Biome Pharmacotherapy. 2007

14

RESEARCH



Improved Metabolic Processing of Lipids
Case Western Reserve University

Case Western Reserve University

Study of Corvida™ in an Animal Model
Double blind, 8-week study of 18 Sprague Dawley rats receiving 50% of calories from fat to resemble typical American diet (40%-45% of calories from fat). Three arms of 6 rats each:

1. Corvida™ Diet
2. Saturated Fat Diet - Lauric acid (C12:0) and Myristic acid (C14:0)
3. Oleic acid (C18:1)

Lead Investigator: Dr. Charles Hoppel, M.D.

Results/Conclusions:
- Corvida™'s constituents absorbed into the blood and heart, liver and adipose tissue
- Corvida™ improves metabolic processing of lipids and glucose resulting in reduced liver fat accumulation and sustained liver function.

RESEARCH



Improved Metabolic Processing of Lipids
Case Western Reserve University
Study of Corvida™ in an Animal Model
Analysis reveals the statistical and physical evidence of Corvida™'s ability to improve metabolic function:

Corvida™ Group livers are pristine

SF and Oleic Groups Became PreDiabetic



Corvida™   Saturated Fat   Oleic

RESEARCH



Proof of Concept: Proof of Concept Effects on Atherogenic Lipids in Humans

The University of Hawaii
Human Dietary Study

- Used macadamia nuts (high in oleic and palmitoleic acids) compared to typical Western diet
- Subjects were relatively healthy volunteers with well-controlled lipids at baseline (mean baseline LDL-C levels of 130 mg/dl; mean baseline TGs of 80 mg/dl)
- With macadamia nut diet:
  - LDL-C was 5.9 mg/dl lower than American diet ($p < 0.05$)
  - TGs were 7.1 mg/dl lower than American diet ($p < 0.05$)

- •Non-HDL-C is calculated to be 7.4 mg/dl lower than American diet
- •Macadamia nut diet was safe and well-tolerated

RESEARCH



Proof of Concept: Effects on Atherogenic Lipids in Rodents TNO

ApoE3* Leiden Mouse Model Lipids Study

- •ApoE3*Leiden mouse model is a well-established and validated model for human dyslipidemia and progression of atherosclerosis
- •Martek algae oil was tested to western diet. Specifically, 6% Martek algae oil replaced 6% of cacao butter in the Western diet (which is 15% cacao butter).
- •Martek algae oil is highly enriched in palmitoleic acid and palmitic acid
- •As compared to Western diet, Martek algae oil at 4 weeks
  - •Reduced total cholesterol by 37%
  - •Reduced TGs by 44%



Corvidane

THANK YOU

"We will meet the challenge." – Dr. Oheneba Boachie-Adjei

paresh@Corvidane.com
damion@Corvidane.com

Downloads



Corvidane Deck 061223.pdf